EXHIBIT 1

To the knowledge of the Fund, the following is the only person who owned of record or beneficially, five percent or more of the outstanding Units, as of the Record Date:

Name and Address of Owner	Amount of Outstanding Units	Percentage of Outstanding Units
TUW FAY M SLOVER BOA- US TRUST BOA- US TRUST 1 Commercial Pl Fl 7 Norfolk, VA 23510-2101	9,966.61	14.94%

As of the Record Date, U.S. Trust is the beneficial owner of [●] outstanding Units of the Fund, comprising [●]% of the Fund's Units, by virtue of its power to exercise voting rights with respect to those Units. Through the exercise of its voting rights with respect to Units, U.S. Trust may determine the outcome of voting on the Proposals. U.S. Trust's address is 114 West 47th Street, New York, NY 10036.

As of the Record Date, the officers and Managers of the Fund as a group beneficially owned less than 1% of the outstanding Units.